Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-148954 March 25, 2009

Stock Purchase Plan (SPP) Highlights

Note: This is only a brief overview of the EMSC Stock Purchase Plan. All information in this Plan Highlights statement is subject to the provisions of the Plan. If there is a conflict, the Plan Document will govern.

Description

What is the SPP?

The EMSC Stock Purpose Plan, or SPP, is a benefit offered by EMSC that allows eligible physicians and employees of Professional Associations (as defined under “Eligibility”) to purchase EMSC stock at a discount from its Fair Market Value through regularly scheduled after-tax deductions.

Eligibility

You are eligible to participate in the SPP if you:

•     are an employee of any professional association or professional corporation for which EMSC or any of its subsidiaries provides management services pursuant to a physician services agreement (a “Professional Associations”);

•     are a physician that provides clinical services as an independent contractor pursuant to an agreement with EMSC, any of EMSC’s subsidiaries or a Professional Association;

•     customarily work more than 120 hours per month for EMSC or any of its subsidiaries, or a Professional Association;

•     have completed at least 240 hours of service to such entity prior to the relevant offering period.

Offering Size	• 489,328 shares of EMSC class A common stock (the “Common Stock”)

Offering Period

•     Eligible participants will be permitted to enroll in the SPP prior to April 15, 2009; deductions will be made from your paycheck starting on April 17, 2009 and will continue through October 15, 2009 (the “Offering Period”).

•     At the end of the Offering Period, your contributions will be used to purchase whole shares of Common Stock. The shares of EMSC Common Stock will be issued after close of business on October 15, 2009.

Purchase Company Stock at a Discount

•     Under the SPP, you are allowed to purchase EMSC Common Stock at a 5% discount from the closing price of the Common Stock (ticker symbol “EMS”) on the New York Stock Exchange on the last day of the Offering Period.

•     Your contributions are automatically deducted from your paycheck and set aside to purchase shares of EMSC Common Stock.

Enrollment

•     If eligible, you may enroll online at www-us.computershare.com/employee, or call Computershare toll-free at 1-866-320-6772.

•     If you do not enroll prior to April 15, 2009, you will not be able to enroll until the next Offering Period, if any.  Any future Offering Periods will be communicated by EMSC at a later date.

Contributions

•     You may contribute whole percentages from 1% to 15% of your base compensation on an after-tax basis. You may terminate your participation in this offering at any point until October 1, 2009; however, if you terminate your participation, you may not re-enroll in this offering.

•     Your total maximum contribution in any one calendar year is up to $23,750.

Purchase of Shares

•     Your payroll deductions are made from your eligible compensation on an after-tax basis and will be held by EMSC until the Offering Period is complete.

•     Your entire contribution will be used to purchase whole shares.

•     Purchase date: October 15, 2009

•     A separate notification will be sent to you once the shares have been allocated to your account at Computershare.

Changing or Stopping Contributions

•     You may change your contribution level prior to the Offering Period, or stop contributions and withdraw from the offering by accessing your account online at www-us.computershare.com/employee or by calling 1-866-320-6772 toll-free.

•     You may leave your shares in your SPP account as long as you are an employee or under contract with EMSC, its subsidiaries or eligible Professional Associations.

Tax Information	• The purchase and sale of shares under the SPP may have different tax consequences for each participant. Please consult your tax advisor for your personal situation.

Emergency Medical Services Corporation (EMSC - CUSIP No. 29100P102) is a leading provider of emergency medical services in the United States. We operate our business and market our services under the AMR and EmCare brands, which represent American Medical Response, Inc. and EmCare Holdings Inc., respectively. EMSC was organized as a Delaware corporation in 2007. Our principal offices are located at 6200 South Syracuse Way, Suite 200, Greenwood Village, Colorado 80111 and our telephone number at that address is 1-303-495-1200. Our website address is www.emsc.net. The website addresses for our business segments are www.amr.net and www.emcare.com.

EMSC has filed a Registration Statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (SEC File No. 333-148954) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents EMSC has filed with the Securities and Exchange Commission for more complete information about EMSC and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov or by calling the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

You may obtain a copy of the above filed documents or the plan document, without charge, as well as our most recent Annual Report on Form 10-K and proxy statement by contacting our Investor Relations at:

Emergency Medical Services Corporation
6200 South Syracuse Way, Suite 200
Greenwood Village, Colorado 80111
Attn: Investor Relations
1-303-495-1200